                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/03/26: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2020/03/30: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2020/03/30: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2020/04/08: To announce related materials on acquisition of machinery and equipment

99.5                 Announcement on 2020/04/08: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.6                 Announcement on 2020/04/15: To announce related materials on acquisition of machinery and equipment

99.7                 Announcement on 2020/04/17: UMC will convene Q1 2020 Investor Conference

99.8                 Announcement on 2020/04/27: The board meeting approved capital budget execution

99.9                 Announcement on 2020/04/27: UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.10               Announcement on 2020/04/27: The announcement of UMC Board of Directors’ Resolution to convene the Annual General Meeting (Change of Location & Addition of Proposals)

99.11               Announcement on 2020/04/27: UMC announced its operating results for the first quarter of 2020

99.12               Announcement on 2020/04/10: March Revenue

99.13               Announcement on 2020/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2019/03/27~2020/03/26

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: NT$1,111,398,891;

Total transaction price: NT$1,111,398,891

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

LAM RESEARCH INTERNATIONAL SARL; Non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Name of the appraiser: Not applicable

12. Practice certificate number of the appraiser: Not applicable

13. Is the appraisal report price a limited price or specific price?: Not applicable

14. Has an appraisal report not yet been obtained?: Not applicable

15. Reason for an appraisal report not been obtained: Not applicable

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the certifying CPA: Not applicable

19. The practice certificate number of the CPA: Not applicable

20. Broker and broker's fee: Not applicable

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: Not applicable

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2020/02/14~2020/03/30

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

average unit price: $1,090,790,354 NTD;

total transaction price: $1,090,790,354 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

LAM RESEARCH INTERNATIONAL SARL; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price?: NA

14. Has an appraisal report not yet been obtained?: NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: NA

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2019/05/31~2020/03/30

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: NT$1,095,985,723;

Total transaction price: NT$1,095,985,723

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; Non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Name of the appraiser: Not applicable

12. Practice certificate number of the appraiser: Not applicable

13. Is the appraisal report price a limited price or specific price?: Not applicable

14. Has an appraisal report not yet been obtained?: Not applicable

15. Reason for an appraisal report not been obtained: Not applicable

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the certifying CPA: Not applicable

19. The practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: Not applicable

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: Not applicable

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2019/04/09~2020/04/08

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

average unit price: $1,105,866,819 NTD;

total transaction price: $1,105,866,819 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price?: NA

14. Has an appraisal report not yet been obtained?: NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: NA

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2019/05/10~2020/04/08

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: NT$1,197,339,906;

Total transaction price: NT$1,197,339,906

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

TOKYO ELECTRON LIMITED; Non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Name of the appraiser: Not applicable

12. Practice certificate number of the appraiser: Not applicable

13. Is the appraisal report price a limited price or specific price?: Not applicable

14. Has an appraisal report not yet been obtained?: Not applicable

15. Reason for an appraisal report not been obtained: Not applicable

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the certifying CPA: Not applicable

19. The practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: Not applicable

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: Not applicable

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2020/02/24~2020/04/15

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

average unit price: $1,542,740,002 NTD;

total transaction price: $1,542,740,002 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price?: NA

14. Has an appraisal report not yet been obtained?: NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: NA

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.7

UMC will convene Q1 2020 Investor Conference

1. Date of the investor conference: 2020/04/27

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q1 2020 Financial and Operating Results

5. The presentation of the investor conference release: It will be released after the investor conference

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.8

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2020/04/27

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 6,189 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.9

UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1. Date of the board of directors’ resolution: 2020/04/27

2. Types of the private placement:

Common shares, preferred shares (including convertible preferred shares), DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds)

3. Buyers of the private placement and their relationships with the company: Strategic Investors; none

4. Number of shares or bonds privately placed:

Issuing either single or combo instruments in one or separated times, and the amount of shares issued is no more than 1,383,952,389 common shares.

5. Total monetary amount of the private placement:

Issuing either single or combo instruments in one or separated times, and the amount of shares issued is no more than 1,383,952,389 common shares.

6. The pricing basis of private placement and its reasonableness:

The price (including the conversion price of convertible bonds) determination below shall follow regulations from government authorities. Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.

7. Use of the funds raised in the private placement:

To provide the flexibility to engage in a semiconductor technology cooperation or alliance with major companies, to engage with value investors, and meanwhile to supplement operating capital for future needs.

8. Reasons for conducting non-public offerings:

Considering the capital market status, effectiveness, feasibility and costs to raise capital, and actual needs of engaging with strategic investors. The regulation of no-trading period of 3 years for private placement is to ensure the long term relationship with strategic partners. Therefore, the Company proposed to raise capital through private placement, rather than public offering.

9. Objections or qualified opinions from independent Board of Directors: None

10. Date of pricing:

To be determined by the Board after authorization from AGM.

11. Recommended price:

The privately placed common shares price per share shall be no less than 80 percent of the reference price. The reference price shall be the higher of the following two calculations: (i) The average closing price of the common shares from either 1, 3, or 5 business days before the pricing date, minus dividends adjustment, plus price discount adjustment due to capital reduction. (ii) The average closing price of the common shares for a period of thirty business days before the pricing date, minus dividends adjustment, plus price discount adjustment due to capital reduction. The issuance price of convertible bonds and preferred shares (including convertible preferred shares) shall be no less than 80 percent of the theoretical price which is determined by a pricing model considering all options in the issuance terms. The pricing date, actual reference price, theoretical price and actual issuance price (including the conversion price of convertible bonds) are proposed to authorize the Board to determine after taking into account the regulations foresaid, market status, objective conditions and the qualification of specific parties.

12. Shares price, conversion or subscription price: To be determined by the Board after authorization from AGM.

13. Rights and obligations of the new private placement shares:

Besides the transfer limitation ruled by Article 43-8, Securities and Exchange Act and regulation of the Company’s Article of Incorporation, the rights and obligation are the same as what of common shares.

14. The record date for share conversion, if conversion, exchange, or subscription rights are attached: Not applicable

15. Possible dilution of equity, if conversion, exchange, or subscription rights are attached:

No more than 10% of total shares issued plus the total common shares represented by the above equity-type securities which are fully issued.

16. Possible influence of change in shareholding, if conversion or subscription rights are fully attached: Not applicable

17. Countermeasures of the aforesaid estimate change in shareholding: Not applicable

18. Any other matters that need to be specified:

It is proposed to authorize the Board to determine, proceed or revise the issuance plan of private placement through instruments such as common shares, preferred shares (including convertible preferred shares), DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), including issue price, shares, terms and conditions, plan items, amount, record date, projected progresses and benefits, and any other item related to the issuance plan, based on market conditions. It is also proposed to authorize the Board to revise the issuance plan based on operation evaluation, environment changes or if receiving instructions from government authorities. It is proposed to authorize the Chairman or person assigned by the Chairman to represent the Company to negotiate, arrange and sign any document and contract regarding the private placement plan (including overseas securities). For matters regarding private placement but not included above, it is proposed to authorize the Chairman to handle, according to related laws and regulations.

Exhibit 99.10

The announcement of UMC Board of Directors’ Resolution to convene the Annual General Meeting (Change of Location & Addition of Proposals)

1. Date of the board of directors’ resolution: 2020/04/27

2. Date for convening the shareholders’ meeting: 2020/06/10

3. Location for convening the shareholders’ meeting: No.2, Prosperity 1st Rd., Hsinchu Science Park (101 Meeting Room of the Allied Association for Science Park Industries)

4. Cause or subjects for convening the meeting

(1) Report Items:

1. 2019 business report

2. Audit Committee's report of the 2019 audited financial reports

3. 2019 distributable compensation for employees and directors

4. The status of the 20th share repurchase program

5.The Company’s subsidiary, HeJian Technology (Suzhou) Co., Ltd., to suspend the submission process for listing application on Shanghai Stock Exchange

5. Cause or subjects for convening the meeting

(2) Matters for Ratification:

1. The Company’s 2019 business report and financial statements

2. The Company’s 2019 earnings distribution

6. Cause or subjects for convening the meeting

(3) Matters for Discussion:

1. To propose the issuance of Restricted Stock Awards

2. To amend the Company’s Articles of Incorporation

3.To propose the issuance plan of private placement for common shares, preferred shares (including convertible preferred shares), DRs, or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds). The amount of shares is proposed to be no more than 10% of total common shares issued plus the total common shares represented by the above equity-type securities which are fully issued.

7. Cause or subjects for convening the meeting

(4) Elections: None

8. Cause or subjects for convening the meeting

(5) Other Proposals: None

9. Cause or subjects for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date: 2020/04/12

11. Book closure ending date: 2020/06/10

12. Any other matters that need to be specified: None

Exhibit 99.11

UMC announced its operating results for the first quarter of 2020

1. Date of occurrence of the event: 2020/04/27

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2020 Results

2Q20 outlook stable; company prioritizes medical related ICs shipments amid COVID-19

First Quarter 2020 Overview:

‧Revenue: NT$42.27 billion (US$1.40 billion)

‧Gross margin: 19.2%

‧Foundry operating margin: 8.2%

‧Foundry capacity utilization rate: 93%

‧Net income attributable to stockholders of the parent: NT$2.21 billion (US$73 million)

‧Earnings per share: NT$0.19; earnings per ADS: US$0.031

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2020.

First quarter consolidated revenue was NT$42.27 billion, up 1.0% QoQ from NT$41.85 billion in 4Q19 and up 29.7% YoY from NT$32.58 billion in 1Q19. Consolidated gross margin for 1Q20 was 19.2%. Net income attributable to the stockholders of the parent was NT$2.21 billion, with earnings per ordinary share of NT$0.19.

SC Chien, co-president of UMC, said, “In the first quarter, foundry revenue grew 1.0% QoQ to NT$42.27 billion, leading to a foundry operating margin of 8.2%. Utilization rate increased slightly to 93%, bringing wafer shipments to 2.15 million 8-inch equivalent wafers, primarily attributed to display driver demand in consumer and communication devices. The demand in consumer ICs partially reflected work-from-home initiatives adopted in many areas around the world to combat the spread of COVID-19. As this pandemic continues to impact populations across the globe, UMC has given priority to all wafer manufacturing of medical related ICs so that hospitals and care centers receive the equipment they need in the shortest time possible in order to deal with the coronavirus. We will continue to commit all resources within our means to accelerate the shipments of healthcare-related ICs in the universal fight against COVID-19.”

Co-president Chien further commented, “Looking into the second quarter of 2020, despite significantly higher levels of uncertainty caused by the COVID-19 pandemic, current outlook indicates slightly higher wafer demand, mainly supported by inventory replenishment across computer peripheral and consumer electronics end markets. We will continue to monitor market dynamics; meanwhile we anticipate a surge in the number of customer 28nm tape outs in the first half of 2020. While we strive to maintain the business momentum attained during the first quarter, UMC’s corporate strategy of delivering a high dividend payout ratio remains intact. In Q1, our Board of Directors proposed to distribute a cash dividend of approximately NT$0.75 per share, subject to shareholder approval during the annual shareholder meeting (AGM). We will also continue to strengthen our financial structure while gaining additional market share by executing on our technology development and corporate strategy. As the world navigates the COVID-19 situation, UMC is committed to the philosophy of “employee care, environmental focus and public service” while furthering sustainable development and corporate social responsibility. We will confront this challenge together with our employees, shareholders, and suppliers. We also deeply appreciate the efforts of all the front line professionals confronting this pandemic and will continue to support our communities in Taiwan and abroad.”

Second Quarter of 2020 Outlook & Guidance

‧Wafer Shipments: To increase by 1-2%

‧ASP in USD: To increase by 1-2%

‧Profitability: Gross profit margin will be approximately 20%

‧Foundry Segment Capacity Utilization: mid-90% range

‧2020 CAPEX for Foundry Segment: US$1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.12

United Microelectronics Corporation

April 10, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
March	Net sales	14,570,408	10,325,739	4,244,669	41.11%
Year-to-Date	Net sales	42,267,847	32,582,959	9,684,888	29.72%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,036,000	13,612,500	20,680,436

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of March 31, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	93,061,961
UMC (Note2)	14,003,520	14,036,000	93,061,961

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019 and December 18, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	3,915,208	0
Realized profit (loss)	0	0	(2,836)	0

Exhibit 99.13

United Microelectronics Corporation

For the month of March, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 29, 2020	Number of shares as of March 31, 2020	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 29, 2020	Number of shares as of March 31, 2020	Changes
--	--	--	--	--